UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                  DeSoto, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    25059510
                                 (CUSIP Number)


                      Anne E. Eisele, Corporate Secretary, DeSoto, Inc.
                      1471 Business Center Drive, Suite 800
                  Mount Prospect, Illinois 60056 (708) 391-9000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 19, 1996
                   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25059510

_______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Narragansett First Fund

_______________________________________________________________________________
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
_______________________________________________________________________________
3         SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS*

          00

_______________________________________________________________________________
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          [ ]

_______________________________________________________________________________
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Rhode Island

_______________________________________________________________________________
 NUMBER OF     7    SOLE VOTING POWER
                              -0-
  SHARES       ________________________________________________________________

 BENEFICIALLY  8    SHARED VOTING POWER
                              261,388
 OWNED BY EACH ________________________________________________________________

   REPORTING   9    SOLE DISPOSITIVE POWER
                              -0-
   PERSON      ________________________________________________________________

    WITH       10   SHARED DISPOSITIVE POWER
                              261,388
_______________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,388 Shares of Common Stock

_______________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [ ]
_______________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.6%

_______________________________________________________________________________
14        TYPE OF REPORTING PERSON*

          PN
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25059510


_______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Narragansett Management Partners

_______________________________________________________________________________
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
_______________________________________________________________________________
3         SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS*

          00

_______________________________________________________________________________
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          [ ]

_______________________________________________________________________________
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Rhode Island

_______________________________________________________________________________
 NUMBER OF     7    SOLE VOTING POWER
                              -0-
  SHARES       ________________________________________________________________

 BENEFICIALLY  8    SHARED VOTING POWER
                              261,388
 OWNED BY EACH ________________________________________________________________

   REPORTING   9    SOLE DISPOSITIVE POWER
                              -0-
   PERSON      ________________________________________________________________

    WITH       10   SHARED DISPOSITIVE POWER
                              261,388
_______________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,388 Shares of Common Stock

_______________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [ ]
_______________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.6%

_______________________________________________________________________________
14        TYPE OF REPORTING PERSON*

          PN
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25059510

_______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Arthur D. Little

_______________________________________________________________________________
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
_______________________________________________________________________________
3         SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS*

          00

_______________________________________________________________________________
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          [ ]

_______________________________________________________________________________
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

_______________________________________________________________________________
 NUMBER OF     7    SOLE VOTING POWER
                              -0-
  SHARES       ________________________________________________________________

 BENEFICIALLY  8    SHARED VOTING POWER
                              261,388
 OWNED BY EACH ________________________________________________________________

   REPORTING   9    SOLE DISPOSITIVE POWER
                              -0-
   PERSON      ________________________________________________________________

    WITH       10   SHARED DISPOSITIVE POWER
                              261,388
_______________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,388 Shares of Common Stock

_______________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [ ]
_______________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.6%

_______________________________________________________________________________
14        TYPE OF REPORTING PERSON*

          IN
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25059510

_______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Roger A. Vandenberg

_______________________________________________________________________________
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
_______________________________________________________________________________
3         SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS*

          00

_______________________________________________________________________________
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          [ ]

_______________________________________________________________________________
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

_______________________________________________________________________________
 NUMBER OF     7    SOLE VOTING POWER
                              -0-
  SHARES       ________________________________________________________________

 BENEFICIALLY  8    SHARED VOTING POWER
                              261,388
 OWNED BY EACH ________________________________________________________________

   REPORTING   9    SOLE DISPOSITIVE POWER
                              -0-
   PERSON      ________________________________________________________________

    WITH       10   SHARED DISPOSITIVE POWER
                              261,388
_______________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,388 Shares of Common Stock

_______________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [ ]
_______________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.6%

_______________________________________________________________________________
14        TYPE OF REPORTING PERSON*

          IN
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 25059510

_______________________________________________________________________________
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Gregory P. Barber

_______________________________________________________________________________
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [X]
_______________________________________________________________________________
3         SEC USE ONLY

_______________________________________________________________________________
4         SOURCE OF FUNDS*

          00

_______________________________________________________________________________
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                          [ ]

_______________________________________________________________________________
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

_______________________________________________________________________________
 NUMBER OF     7    SOLE VOTING POWER
                              -0-
  SHARES       ________________________________________________________________

 BENEFICIALLY  8    SHARED VOTING POWER
                              261,388
 OWNED BY EACH ________________________________________________________________

   REPORTING   9    SOLE DISPOSITIVE POWER
                              -0-
   PERSON      ________________________________________________________________

    WITH       10   SHARED DISPOSITIVE POWER
                              261,388
_______________________________________________________________________________
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          261,388 Shares of Common Stock

_______________________________________________________________________________
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 [ ]
_______________________________________________________________________________
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.6%

_______________________________________________________________________________
14        TYPE OF REPORTING PERSON*

          IN
_______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

          This Amendment No. 1 to the Schedule 13D dated November 19, 1992 (the "Original Statement") is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 7.1 to this Amendment.

          This Amendment is filed to disclose that record ownership of 261,388 shares of Common Stock, $1.00 par value (the "Common Stock") of DeSoto, Inc. has been transferred from Narragansett Prescott, Inc. ("NPI") to its sole stockholder Narragansett First Fund, a Rhode Island limited partnership ("NFF"), in connection with the liquidation of NPI and to disclose that the Reporting Persons intend to sell all or a portion of the Common Stock owned of record by NFF.

          Item 13 on the cover pages filed herewith has been amended to reflect the percentage of beneficial ownership of the respective Reporting Person based upon the number of shares and outstanding as of April 30, 1996.

          Except as specifically modified, amended or supplemented by this Amendment, all of the information in the Original Statement is hereby confirmed. Capitalized terms used herein shall have the meanings ascribed to such terms in the Original Statement.

          Item 2 of the Original Statement is hereby amended and restated as follows:

ITEM 2. INDENTITY AND BACKGROUND.

(a)       (1) This statement is being filed by the following persons:

               (i) NFF;

               (ii) Narragansett Management Partners, a Rhode Island limited partnership ("NMP"), the general partner of NFF;

               (iii) Each of Arthur D. Little,  Roger A.  Vandenberg and Gregory
               P. Barber, each of whom is a general partner of NMP.

(b) (1) Each of NFF and NMP has a principal place of business at 900 Fleet Center, Providence, Rhode Island 02903, with an additional office at One Turks Head Place, Suite 1550, Providence, Rhode Island 02903.

          (2) The principal place of business of Mr. Little is at 33 Broad Street, 10th Floor, Boston, Massachusetts 02109.

          (3) The principal place of business of Mr. Vandenberg is at One Turks Head Place, Suite 1550, Providence, Rhode Island 02903.

          (4) The principal place of business of Mr. Barber is at 900 Fleet Center, Providence, Rhode Island 02903.

(c) (1) The principal occupations of Mr. Little are to act as managing director for Narragansett Capital, Inc., a private investment company with an office at One Turks Head Place, Suite 1550, Providence, Rhode Island 02903 and as principal of The Little Investment Company, also a private investment company, having a principal place of business at 33 Broad Street, 10th Floor, Boston, Massachusetts 02109.

          (2) The principal occupations of Mr. Vandenberg are to act as managing director for Narragansett Capital, Inc., a private investment company with an office at One Turks Head Place, Suite 1550, Providence, Rhode Island 02903 and to act as President of Cariad Capital, Inc., also a private investment company, having an office at One Turks Head Place, Suite 1550, Providence, Rhode Island 02903.

          (3) The principal occupations of Mr. Barber are to act as managing director for Narragansett Capital, Inc., a private investment company with an office at 900 Fleet Center,

Providence, Rhode Island 02903, and to act as managing director of Providence Media Inc., a private investment company having an office at 900 Fleet Center, Rhode Island 02903.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NFF and NMP are each Rhode Island limited partnerships and Messrs. Little, Vandenberg and Barber are each United States citizens. Item 4 of the Original Statement is hereby amended as follows:

ITEM 4. PURPOSE OF  TRANSACTION.

     The Reporting Persons intend to pursue the sale of the Common Stock. Pursuant to the Stockholders' Agreement, such sales are subject to certain restrictions relating to each of the quantity of shares which can be sold within a specified time period and the nature of the prospective purchaser. The parties to the Stockholders' Agreement may in the future determine to waive such restrictions. In such an event, the Reporting Persons would be able to sell the Common Stock without restriction or limitation.

     Item 5 of the Original Statement is hereby amended and supplemented as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Reporting Persons believe that the aggregate number of shares of Common Stock issued and outstanding as of April 30, 1996 is approximately 4,686,023. The percentage of beneficial ownership of each of the Reporting Persons included in response to
Item 13 on the cover page filed herewith is computed based on the aggregate number of shares of Common Stock outstanding as of April 30, 1996.

Item 7 of the Original  Statement is hereby amended and supplemented as follows:

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

     7.1 Joint Filing Agreement dated as of July 22, 1996.

     99.1 Schedule 13D dated November 12, 1992 filed on behalf of each of the Reporting Persons and NPI (excluding exhibits) (originally filed in paper format).

                                   SIGNATURES

        After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


                                        NARRAGANSETT FIRST FUND

                                        By:  Narragansett  Management  Partners,
                                             General Partner



                                        By:  /s/Arthur D. Little
                                             ___________________________________
                                             Arthur D. Little, General Partner

                                        Date:  July 22, 1996


                                        NARRAGANSETT MANAGEMENT PARTNERS



                                        By:  /s/Arthur D. Little
                                             __________________________________
                                             Arthur D. Little, individually

                                        Date:  July 22, 1996




                                        /s/Arthur D. Little
                                        _______________________________________
                                        Arthur D. Little, individually

                                        Date:  July 22, 1996



                                        /s/Roger A. Vandenberg
                                        _______________________________________
                                        Roger A. Vandenberg, individually

                                        Date:  July 22, 1996


                                        /s/Gregory P. Barber
                                        _______________________________________
                                        Gregory P. Barber, individually

                                        Date:  July 22, 1996

                                  EXHIBIT LIST


Exhibit No.                   Title

7.1                           Joint Filing Agreement dated July 22, 1996.

99.1 Schedule 13D dated November 12, 1992 filed on behalf of each of the Reporting Persons and NPI (exhibits excluded) (originally filed in paper format).